Exhibit 2

CEMEX, S.A.B. DE C.V.

NOTICE OF

EXTRAORDINARY SHAREHOLDERS MEETING

As resolved by the Board of Directors of CEMEX, S.A.B. de C.V. (“CEMEX”), an Extraordinary Shareholders Meeting of CEMEX (the “Meeting”) to be held at the building known as “CEMEX Constitución”, located at Avenida Constitución #444 Poniente, Ground Floor, in the city of Monterrey, Nuevo Leon, Mexico, at 1:00 P.M. on March 25, 2021, is hereby called in accordance with the following:

AGENDA

I.

PROPOSAL TO SPECIFY CEMEX’s CORPORATE PURPOSE AND THE ACTIVITIES THAT CEMEX MAY PERFORM IN ORDER TO FULFIL ITS CORPORATE PURPOSE, CONSEQUENTLY AMENDING ARTICLE 2 OF CEMEX’s BY-LAWS; AND, IN THE EVENT OF APPROVAL, THE AUTHORIZATION TO PROCEED WITH THE CERTIFICATION OF THE RESTATED BY-LAWS.

II.	APPOINTMENT OF DELEGATES TO FORMALIZE THE RESOLUTIONS ADOPTED AT THE MEETING.

In order to be admitted into the Meeting, shareholders must prove their status by submitting to CEMEX’s Corporate Secretariat, located at Avenida Ricardo Margáin Zozaya, No. 325, Colonia Valle del Campestre, San Pedro Garza García municipality, Nuevo Leon, Mexico, at least 48 (forty-eight) hours before the Meeting, the shares under their name or the corresponding certificates of deposit issued by a credit institution in Mexico or by a market intermediary operating in accordance with the Mexican Securities Market Law. Additionally, in accordance with Article 14 of CEMEX’s by-laws, the person to whom the documents evidencing the deposit were issued, must also be registered as a shareholder in the Registry maintained by CEMEX, and if applicable, in the Significant Participation Registry, and must also comply with the measures designed to prevent the acquisition of shares that would directly or indirectly confer control over CEMEX, pursuant to Articles 7 and 10 of CEMEX’s by-laws. If the provisions of subsections II.- (A) and II.- (B) of the abovementioned Article 7 are not complied with, the holder(s) will not be able to exercise the inherent rights of the shares over which they acquired ownership and such shares will be excluded from the Meeting’s quorum determination, and CEMEX will abstain from registering such shares of such holder(s) in the Shareholders Registry referred to in the Mexican General Law of Commercial Companies (Ley General de Sociedades Mercantiles), and any registry made through the Institute for the Deposit of Securities (Instituto para el Depósito de Valores), if applicable, will not take effect.

The certificates of deposit will be exchanged for admission cards, which shall mention the name of the shareholder and the number of shares he/she holds or represents. The shares held in deposit or the respective certificates will be returned upon the Meeting’s conclusion in exchange for the entrance certificates issued by CEMEX’s Corporate Secretariat. The abovementioned admission cards are required for access to the Meeting.

Stock market intermediaries and other interested parties may collect the proxy forms to be used to attend the Meeting on behalf of shareholders, at CEMEX’s Corporate Secretariat, located at Avenida Ricardo Margáin Zozaya, No. 325, Colonia Valle del Campestre, San Pedro Garza García, Nuevo Leon, Mexico.

All Mexican shareholders who have not exchanged their shares for Ordinary Participation Certificates (Certificados de Participación Ordinarios) (CEMEX.CPO), or who do not maintain their shares in an investment account with a financial or stock intermediary, and who are recorded in the Shareholders Registry maintained by CEMEX, will need to submit their Federal Registry of Taxpayers Certificate to attend the Meeting.

Monterrey, Nuevo Leon, Mexico, as of February 3, 2021

Lic. Roger Saldaña Madero

Secretary of the Board of Directors